August 12, 2009


John Archfield
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  July 24, 2009 Letter from the Commission to Stratus Media Group Inc.
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Mr. Archfield:

As discussed and agreed with you on Tuesday, August 11, 2009, you have granted Stratus Media Group Inc. an extension to Friday, August 21, 2009 for a reply to your letter of July 24, 2009.

Sincerely,

/s/ Paul Feller
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Paul Feller
Principal Executive Officer